Exhibit 99.2

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2009

This management’s discussion and analysis has been prepared as of October 28, 2009 and should be read in conjunction with the Company’s interim consolidated financial statements for the three and nine months ended September 30, 2009. Those financial statements are prepared in accordance with Canadian generally accepted accounting principles. The Company’s reporting currency is United States dollars. Reference herein of $ is to United States dollars. Reference of C$ is to Canadian dollars, reference to SEK is to Swedish krona and € refers to the Euro.

Additional information relating to the Company, including the Company’s Annual Information Form dated March 31, 2009 and subsequent press releases have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and are available online at www.sedar.com.

The Company’s common shares are listed on the Toronto Stock Exchange and its Swedish Depository Receipts are listed on the OMX Nordic Exchange under the trading symbols “LUN” and “LUMI”, respectively.

About Lundin Mining

Lundin Mining Corporation (“Lundin”, “Lundin Mining” or the “Company”) is a diversified base metals mining company with operations in Portugal, Spain and Sweden, producing copper, zinc, lead and nickel. In addition, Lundin Mining holds a development project pipeline which includes expansion projects at its Zinkgruvan and Neves-Corvo mines along with its equity stake in the world class Tenke Fungurume copper/cobalt mine in the Democratic Republic of Congo. The Company also holds an extensive exploration portfolio and equity interests in other public mining and exploration companies.

Cautionary Statement on Forward-Looking Information

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations and uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long- term prices of copper, lead, nickel and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Table of Contents

Highlights	3
Outlook	5
Selected Quarterly Financial Information	6
Operating Results	10
Mining Operations	12
Production Overview	12
Cash Cost Overview	12
Neves-Corvo Mine	13
Zinkgruvan Mine	15
Aguablanca Mine	16
Galmoy Mine	17
Project Highlights	18
Tenke Fungurume Copper/Cobalt Project	18
Exploration Highlights	19
Metal Prices, LME Inventories and Smelter Treatment and Refining Charges	20
Liquidity and Financial Condition	21
Changes in Accounting Policies	23
Managing Risks	25
Outstanding Share Data	25
Non-GAAP Performance Measures	26
Management’s Report on Internal Controls	28

Highlights

Operational and Financial Highlights

  Production remains in-line with market guidance for the full year. The quarter’s production was below expectations owing to the occurrence of events that, while not unexpected from time to time, were unpredicted and caused disruption to planned mining sequences. Total production was as follows:

Production Summary1

(tonnes)	YTD-09	Q3-09	Q2-09	Q1-09	FY-08	Q4-08	Q3-08	Q2-08	Q1-08
Copper	69,583	21,351	23,992	24,240	97,944	25,093	24,433	23,478	24,940
Zinc	82,890	16,651	31,962	34,277	151,157	32,406	37,067	41,622	40,062
Lead	34,309	8,961	12,478	12,870	44,799	9,917	9,908	12,397	12,577
Nickel	5,705	1,784	1,960	1,961	8,136	2,179	2,155	1,954	1,848

  Operating earnings2 increased by $22.9 million from $68.9 million in the third quarter of 2008 to $91.8 million in 2009. Lower sales volumes ($36 million operating earnings effect) and lower metal prices ($22 million operating earnings effect) were more than offset by the difference in price-adjustments between the quarters. Comparing metal prices in Q3 2009 to the same period last year, copper prices are still significantly lower.

  Sales for the quarter were $171.1 million compared to sales of $191.9 million in the third quarter of 2008. Lower volume from continuing operations ($57 million) and the closures of Galmoy and Storliden ($15 million) were more than offset by the change in realized metal prices. (See page 8 of this MD&A for discussion of realized metal prices)

  Cash inflow from operations was $40.0 million, compared to a cash inflow of $46.8 million in the third quarter of 2008. The current quarter’s operating cash flow is after making mine closure and severance payments of $8.0 million at Galmoy.

  Net income from continuing operations was $3.7 million ($0.01 per share), compared to a net income of $43.5 million ($0.08 per share) in the second quarter of 2009. The current quarter’s income includes an unrealized loss of $18.5 million on derivative contracts ($13.6 after tax) and $18.7 million on sale of Ozernoe.

  Net debt3 as at September 30, 2009 is $132.2 million, compared to $110.7 million at the end of the previous quarter. Cash flow from operations covered all sustaining capital expenditures and new investment related to the European operations. The increase in net debt is related to the cash payments of $24.3 million to fund ongoing work programs at Tenke.

  Net debt at October 26, 2009 is $119.7 million.

  The Company continued to invest in near-mine exploration for copper at its Neves-Corvo mine with encouraging results.

___________________________________________
1 All production, excluding Aljustrel production during 2008.
2 Operating earnings is a Non-GAAP measure defined as sales, less operating costs, accretion of asset retirement obligation (“ARO”) and other provisions, selling, general and administration costs and stock-based compensation. See page 26 of this MD&A for discussion of Non-GAAP measures.
3 Net debt is a Non-GAAP measure defined as available unrestricted cash less financial debt, including capital leases and other debt related obligations. See page 26 of this MD&A for discussion of Non-GAAP measures.

Corporate Highlights

Construction activities on Phase 1 of Tenke copper/cobalt project are substantially complete. During the quarter, Tenke produced approximately 24,000 tonnes of copper of which approximately 18,000 tonnes were sold at an average realized price of $2.76 per pound. Operations to date have produced approximately 41,000 tonnes of copper cathode, of which about 30,000 tonnes have been sold at an average realized price of $2.57. The cobalt plant and sulphuric acid plant began commissioning in the third quarter. Ramp-up to design levels is expected to be achieved by year end.

Cash payments of $24.3 million were made during the quarter (year to date: $53.7 million) to fund the Company’s share of the Tenke Fungurume Project expenditures (Q3-2008: $92.7 million). The Company’s proportionate share of costs for Phase I development for the current quarter of $21.4 million was funded by Freeport McMoRan Copper and Gold Inc. (“FCX”) under the Excess Over-run Costs facility (“EOC facility”). The balance of the EOC facility at September 30, 2009 was $216.6 million.

On September 18, 2009, the Company completed the sale of its 49% interest in the Ozernoe zinc project in Russia for gross proceeds of $35 million. Proceeds of $3.5 million were received upon closing, with the balance of $31.5 million payable over 10 months. This sale terminates all of the Company’s rights and obligations related to the project. After accounting for costs of disposal, the Company has recorded a loss of $18.7 million in the current quarter’s income.

The revised terms incorporated in the Third Amending Agreement provide for a three year fully- revolving credit facility of US$225 million, and:

Interest at LIBOR plus 4.5% until March 2010 and from April 2010 at LIBOR plus 3.5% to 4.5% depending upon the leverage ratio at the Company; and

Financial covenants customarily required for a revolving–term facility, including minimum tangible net worth, interest coverage ratio and leverage ratio.

The Third Amending Agreement removes the prohibitions on acquisitions and disposals that were imposed by the Second Amending Agreement and Waiver. Instead, it establishes that security will be extended to material assets acquired and specifies reductions in the facility if the Company’s principal mining assets are disposed of in whole or in part.

Financial Position and Financing

Net debt1 at September 30, 2009 was $132.2 million, compared to a net debt of $110.7 at June 30, 2009 and $145.5 million at December 31, 2008. The increase in net debt of $21.5 million during the quarter was attributable to cash provided from operations of $40.0 million, offset by $54.7 million of capital expenditures (including Tenke) and unfavourable foreign exchange impact of $7.3 million.

Cash inflow from operations was $108.5 million for the nine months ended September 30, 2009 prior to accounting for payments of $68.1 million required to settle 2008 third and fourth quarter provisional sales. Net inflow after smelter payments was $40.4 million.

Cash on hand at September 30, 2009 was $65.2 million. Cash on hand at October 26, 2009 is $77.7 million.

Net debt1 to equity at September 30, 2009 is 4.5%.

________________________________________
1 Net debt is a Non-GAAP measure defined as available unrestricted cash less financial debt, including capital leases and other debt related obligations. See page 26 of this MD&A for discussion of Non-GAAP measures.

Outlook

European operations continue to perform in-line with expectations and the outlook is largely unchanged except that prices in the fourth quarter are likely to be higher than previously expected. Production guidance remains unchanged:

(contained tonnes)	Full Year 2009 Outlook
Copper	91,000
Zinc	100,000
Lead	40,000
Nickel	7,200

The Company remains cautious in the short-term and will continue to focus on cost control. In the medium to longer term, supply constraints are expected to emerge with the potential for base metal prices to move significantly higher.

Updated cost guidance1, dependent on exchange rates, is as follows:

  Neves-Corvo: around $1.10 (Q2 guidance: $1.05) per pound of copper;

  Zinkgruvan: unchanged at around $0.30 per pound of zinc; and

  Aguablanca: around $5.00 (Q2 guidance: $4.80) per pound of nickel.

Cash costs remain dependent upon exchange rates. Cash cost of nickel is highly leveraged to metal price owing to the price participation formula in the smelter terms.

Capital expenditures for the year are expected to be around $170 million which includes: $65 million of sustaining capital; $45 million of new investment in existing operations (Zinkgruvan copper project; Neves-Corvo new copper circuit, paste project, zinc expansion and the pre-feasibility study for the Lombador zinc deposits) and $60 million for Tenke (covering pro rata working capital, exploration drilling, expansion studies, sustaining capital and other related costs). The increase of $10 million from last quarter’s guidance largely reflects the stronger Euro affecting the cost when viewed in US$.

All of the Company’s operations are expected to be free cash flow2 positive.

____________________________________________
1 C1 cash costs, net of by-product credits based on €/US$ 1.40
2 Free cash flow is a Non-GAAP measure defined as cash flows from operations less sustaining capital expenditures. See page 26 of this MD&A for discussion of Non-GAAP measures.

Selected Quarterly Financial Information

	Three months ended Sept 30		Nine months ended Sept 30
(USD millions, except per share amounts)	2009	2008	2009	2008
Sales	171.1	191.9	489.3	791.8
Operating earnings[1]	91.8	68.9	221.0	389.1
Depletion, depreciation & amortization	(46.5)	(54.3)	(128.6)	(162.3)
General exploration and project investigation	(6.5)	(7.8)	(15.9)	(26.6)
Interest expense and bank charges	(3.0)	(2.9)	(11.3)	(10.1)
Foreign exchange gain (loss)	2.8	8.2	9.0	(0.4)
(Loss) gain on derivative contracts	(24.9)	(1.8)	(34.1)	0.7
Loss from equity investment in Tenke	(1.0)	-	(5.3)	-
Other income and expenses	1.0	1.7	3.8	4.1
Loss on sale of investment	(18.7)	-	(18.7)	(1.3)
Impairment charges	-	(220.1)	-	(220.1)
(Loss) income from continuing operations before income taxes	(5.1)	(208.2)	19.8	(26.9)
Income tax recovery	8.8	18.0	13.2	14.6
Income (loss) from continuing operations	3.7	(190.2)	33.0	(12.3)
(Loss) gain from discontinued operations	-	(8.8)	5.6	(216.3)
Net income (loss)	3.7	(199.0)	38.6	(228.6)

Shareholders’ Equity			2,913.1	3,150.6
Cash flow from operations	40.0	46.8	40.4	168.6
Capital expenditures (excl. Investment in Tenke)	30.4	54.1	92.4	214.8
Net debt[2]			132.2	194.8

	Three months ended Sept 30		Nine months ended Sept 30
Key Financial Data	2009	2008	2009	2008
Shareholders’ equity per share[3]			5.03	8.07
Basic and diluted (loss) income per share	0.01	(0.51)	0.07	(0.59)
Basic and diluted (loss) income per share from
continuing operations	0.01	(0.49)	0.06	(0.03)
Dividends	-	-	-	-
Equity ratio[4]			0.78	0.73
Shares outstanding:
Basic weighted average	579,510,141	390,427,090	540,030,936	390,553,391
Diluted weighted average	579,645,695	390,578,818	540,057,884	390,843,701
End of period			579,574,131	390,436,279

($ millions, except per share data)	Q3-09	Q2-09	Q1-09	Q4-08	Q3-08	Q2-08	Q1-08	Q4-07	Q3-07
Sales	171.1	194.8	123.4	43.5	191.9	294.1	305.7	253.1	292.8
Operating earnings	91.8	91.0	38.2	(65.8)	68.9	137.2	182.9	138.1	153.9
Impairment charges (after tax)[5]	-	-	-	(651.5)	(201.1)	(152.8)	-	(491.9)	-
Net income (loss)	3.7	43.5	(8.6)	(728.5)	(199.0)	(108.4)	78.8	(436.6)	76.6
Income (loss) per share, basic[6]	0.01	0.08	(0.02)	(1.77)	(0.51)	(0.28)	0.20	(1.11)	0.20
Income (loss) per share, diluted[6]	0.01	0.08	(0.02)	(1.77)	(0.51)	(0.28)	0.20	(1.11)	0.20
Cash flow from operations	40.0	63.7	(63.3)	46.4	46.8	118.3	3.5	80.3	155.3
Capital expenditure (excl. Tenke)	30.4	28.4	33.6	59.8	54.1	81.3	79.3	65.3	47.0
Net debt[2]	132.2	110.7	259.5	145.5	194.8	95.7	104.2	(35.8)	(105.9)

_______________________________________
1 Operating earnings is a Non-GAAP measure defined as sales, less operating costs, accretion of asset retirement obligation (“ARO”) and other provisions, selling, general and administration costs and stock-based compensation.
2 Net debt is a Non-GAAP measure defined as available unrestricted cash less financial debt, including capital leases and other debt-related obligations.
3 Shareholders’ equity per share is a Non-GAAP measure defined as shareholders’ equity divided by total number of shares outstanding at end of period.
4 Equity ratio is a Non-GAAP measure defined as shareholders’ equity divided by total assets at the end of period.
5 Includes impairment from discontinued operations.
6 The earnings (loss) per share are determined for each quarter. As a result of using different weighted average number of shares outstanding, the sum of the quarterly amounts may differ from the year-to-date amount.

See page 26 of this MD&A for a discussion of Non-GAAP measures.

Sales Overview

Sales Volumes by Payable Metal
	YTD	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
	2009	2009	2009	2009	2008	2008	2008	2008	2008
Copper (tonnes)
Neves-Corvo	59,621	17,236	22,277	20,108	86,748	23,104	23,087	23,051	17,506
Aguablanca	4,642	1,281	1,798	1,563	5,905	1,490	1,477	1,669	1,269
Storliden	-	-	-	-	1,783	-	255	872	656
	64,263	18,517	24,075	21,671	94,436	24,594	24,819	25,592	19,431
Zinc (tonnes)
Neves-Corvo	-	-	-	-	19,166	2,977	6,434	5,750	4,005
Zinkgruvan	45,959	11,167	18,324	16,468	55,985	11,399	14,279	13,475	16,832
Galmoy	27,586	3,032	13,283	11,271	46,468	12,860	10,894	11,303	11,411
Storliden	-	-	-	-	5,956	-	846	3,090	2,020
	73,545	14,199	31,607	27,739	127,575	27,236	32,453	33,618	34,268
Lead (tonnes)
Zinkgruvan	23,372	7,571	9,275	6,526	31,626	7,549	8,025	9,406	6,646
Galmoy	8,450	1,705	4,967	1,778	11,793	3,282	2,488	3,026	2,997
	31,822	9,276	14,242	8,304	43,419	10,831	10,513	12,432	9,643
Nickel (tonnes)
Aguablanca	5,427	1,616	1,766	2,045	7,210	1,935	1,822	1,850	1,603

Sales volumes are lower than the same quarter in 2008 owing to: timing of shipments at quarter-end; lower production; and discontinued operations.

The decrease in sales revenue from Q3-2008 is the result of: lower volume from continuing operations ($57 million); the closures of Galmoy and Storliden ($15 million); offset by higher realized metal prices. The higher realized metal prices are the result of price adjustments arising this quarter due to the strong increase in metal prices from the first half of the year. Comparing metal prices in Q3-2009 to the same period last year, copper prices are still significantly lower.

A test batch of 18,000 tonnes of high grade Galmoy ore was treated at an adjoining mine and the payable metal is included in the sales volumes.

Sales	Three months ended Sept 30
($ millions)	2009	2008	Change
Neves-Corvo	107.8	119.7	(11.9)
Zinkgruvan	29.8	29.7	0.1
Aguablanca	30.3	24.2	6.1
Galmoy	3.2	15.5	(12.3)
Storliden and other	-	2.8	(2.8)
	171.1	191.9	(20.8)

Sales	Nine months ended Sept 30
($ millions)	2009	2008	Change
Neves-Corvo	285.0	482.4	(197.4)
Zinkgruvan	85.1	112.4	(27.3)
Aguablanca	83.9	111.4	(27.5)
Galmoy	35.3	61.9	(26.6)
Storliden and other	-	23.6	(23.7)
	489.3	791.8	(302.5)

Sales are recorded using the metal price received for sales that settle during the reporting period. For sales that have not been settled, an estimate is used based on the month the sale is expected to settle and the forward price of the metal at the end of the reporting period. The difference between the estimate and the final price received is recognized by adjusting gross sales in the period in which the sale (finalization adjustment) is settled.

The finalization adjustment recorded for these sales depends on the actual price when the sale settles. Settlement dates typically are one to four months after shipment.

Effect of Sales Settlements and Adjustments
	Three months ended Sept 30, 2009
Sales before TC/RC	Copper	Zinc	Lead	Nickel	Total
($ millions)
Sales invoiced at shipment date	112.6	20.8	14.5	36.6	184.5
Adjustments for provisionally priced sales settled during the quarter	9.8	1.5	0.1	7.5	18.9
Period end price adjustments for unfixed sales	3.8	(0.7)	(0.1)	(13.8)	(10.8)
Sales before TC/RC	126.2	21.6	14.5	30.3	192.6
Other metal sales					7.8
Less: TC/RC					(29.4)
Total Net Sales					171.1

The average realized prices for the periods are as follows:

Reconciliation of realized prices
	Three months ended Sept 30, 2009
	Copper	Zinc	Lead	Nickel
($ millions)
Net sales	116.6	15.5	12.0	19.1
Add back: TC/RC	9.6	6.1	2.5	11.2
Sales before TC/RC	126.2	21.6	14.5	30.3

Payable metal (tonnes)*	18,517	11,273	7,477	1,616
Realized prices, $ per pound	3.09	0.87	0.88	8.51
Realized prices, $ per tonne	6,815	1,916	1,939	18,750

	Three months ended Sept 30, 2008
	Copper	Zinc	Lead	Nickel
($ millions)
Net sales	121.3	33.2	16.5	15.3
Add back: TC/RC	9.8	20.3	3.7	8.7
Sales before TC/RC	131.1	53.5	20.2	24.0
Payable metal (tonnes)*	24,819	32,453	10,513	1,822

Realized prices, $ per pound	2.40	0.75	0.87	5.97
Realized prices, $ per tonne	5,282	1,649	1,921	13,172
* Excludes Galmoy ore sales

Net Sales Value by Metal

For the current quarter, copper revenues of $116.6 million (Q3-08: $121.3 million) comprise the largest component of net metal sales. Nickel sales, at $19.1 million (Q3-08: $15.3 million), has overtaken zinc sales of $15.5 million (Q3-08: $33.2 million) to be the second highest contributor to revenues. Lead sales were $12.0 million (Q3-08: $16.5 million) while other metals accounted for $7.8 million (Q3-08: $5.7 million).

Operating Results

Operating Costs

Cost of mining operations was $71.3 million during the third quarter of 2009, a decrease of $38.9 million from the same period in 2008. The decrease in cost reflects lower production, higher inventory at quarter end and closure of Galmoy at the end of the second quarter of 2009.

Accretion of Asset Retirement Obligations and Other

Asset retirement obligations were lowered for Neves-Corvo and Aguablanca at the end of 2008. This, along with the closure of Galmoy, has reduced the accretion of asset retirement obligation and provision for severance on mine closure to $1.4 million, compared to $4.8 million in the same quarter last year.

Depreciation, Depletion and Amortization

	Three months ended Sept			Nine months ended Sept
Depreciation by operation ($ millions)	2009	2008	Change	2009	2008	Change
Neves-Corvo	33.3	23.8	9.5	90.3	70.6	19.7
Zinkgruvan	3.8	4.5	(0.7)	11.8	15.1	(3.3)
Aguablanca	9.2	16.6	(7.4)	25.9	52.7	(26.8)
Galmoy	-	7.4	(7.4)	-	21.4	(21.4)
Other	0.2	2.0	(1.8)	0.6	2.5	(1.9)
	46.5	54.3	(7.8)	128.6	162.3	(33.7)

Depreciation for Neves-Corvo increased to reflect revised estimates as a result of the suspension of zinc production in the second half of 2008. Aguablanca has reduced as a result of asset write-downs last year.

General Exploration and Project Investigation Costs

General exploration and project investigation costs totaled $6.5 million in the quarter, a reduction from last year as result of a reduction in activity. The majority of exploration expenditure now relates to near-mine exploration at Neves-Corvo and is focused on expanding Neves-Corvo’s copper resources.

Other Costs
Other costs are as follows:
	Three months ended Sept 30			Nine months ended Sept 30
($ millions)	2009	2008	Change	2009	2008	Change
Selling, general and administrative	5.1	5.5	(0.4)	17.5	32.1	(14.6)
Stock-based compensation	1.6	2.6	(1.0)	4.7	8.7	(4.0)
Interest expense and bank charges	3.0	2.9	0.1	11.3	10.1	1.2
Foreign exchange (gain) loss	(2.8)	(8.2)	5.4	(9.0)	0.4	(9.4)
Loss (gain) on derivative contracts	24.9	1.8	23.1	34.1	(0.7)	34.8
Other income and expenses	(1.0)	(1.7)	0.7	(3.8)	(4.1)	0.3
Loss from equity investment in Tenke	1.0	-	1.0	5.3	-	5.3
Loss on sale of investments	18.6	-	18.6	18.6	1.3	17.3
	50.4	2.9	47.5	78.7	47.8	30.9

Stock-Based Compensation
The reduction is a reflection of the decrease in the number of options outstanding as a result of forfeitures of 998,893 of unvested options. This resulted in a recovery of amounts previously expensed.

Foreign Exchange Gain
The foreign exchange gain relates to US$ denominated debt held in Canadian and Swedish group entities. These gains were offset by losses on revaluation of cash held in US$ by the European operations.

Loss (Gain) on Derivative Contracts
The derivative loss relates to the Company’s copper contracts. Of this, only $6.4 million was cash settled and recorded as a realized loss during the quarter.

Loss from Sale of Investments
During the quarter, the Company completed the sale of its 49% interest in the Ozernoe zinc project in Russia for gross proceeds of US$35 million resulting in a loss on the sale of the investment of $18.7 million.

Current and Future Income Taxes

Current Tax Expense (Recovery)	Three months ended Sept 30			Nine months ended Sept 30
($ millions)	2009	2008	Change	2009	2008	Change
Neves-Corvo	10.7	13.6	(2.9)	24.6	60.7	(36.1)
Zinkgruvan	2.6	2.1	0.5	7.3	13.4	(6.1)
Galmoy	0.1	0.3	(0.2)	0.6	0.9	(0.3)
Other	(5.6)	(19.9)	14.3	(5.8)	(23.3)	17.5
	7.8	(3.9)	11.7	26.7	51.7	(25.0)

The increase in current income tax expense is a reflection of higher taxable earnings.

The corporate tax rates in the countries where the Company has mining operations range from 25% in Ireland to 30% in Spain. To September 30, 2009, the Company has paid $25.5 million in income taxes, $2.2 million in Sweden and $23.3 million in Portugal.

Future Tax (Recovery) Expense	Three months ended Sept 30			Nine months ended Sept 30
(millions)	2009	2008	Change	2009	2008	Change
Neves-Corvo	(12.4)	(5.4)	(7.0)	(24.2)	(51.3)	27.1
Zinkgruvan	(0.3)	(0.6)	0.3	(0.8)	(1.7)	0.9
Aguablanca	(10.2)	(29.4)	19.2	(14.8)	(33.7)	18.9
Galmoy	-	8.3	(8.3)	-	7.3	(7.3)
Other	6.3	13.0	(6.7)	(0.1)	13.1	(13.2)
	(16.6)	(14.1)	(2.5)	(39.9)	(66.3)	26.4

Gains and Losses from Discontinued Operations

On February 5, 2009, the Company disposed of its wholly-owned subsidiary, Pirites Alentejanas SA, which owned the Aljustrel mine.

Mining Operations

Production Overview
	YTD	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
	2009	2009	2009	2009	2008	2008	2008	2008	2008
Copper (tonnes)
Neves-Corvo	64,312	19,756	22,189	22,367	89,026	23,297	22,291	20,726	22,712
Aguablanca	5,271	1,595	1,803	1,873	7,071	1,796	1,878	1,849	1,548
Storliden	-	-	-	-	1,847	-	264	903	680
	69,583	21,351	23,992	24,240	97,944	25,093	24,433	23,478	24,940
Zinc (tonnes)
Neves-Corvo	208	208	-	-	22,567	2,598	6,758	7,419	5,792
Zinkgruvan	51,370	13,439	17,896	20,035	65,631	15,036	15,844	16,552	18,199
Galmoy*	31,312	3,004	14,066	14,242	55,952	14,772	13,470	14,016	13,694
Storliden	-	-	-	-	7,007	-	995	3,635	2,377
	82,890	16,651	31,962	34,277	151,157	32,406	37,067	41,622	40,062
Lead (tonnes)
Zinkgruvan	25,894	7,261	8,972	9,661	33,075	7,291	7,043	9,959	8,782
Galmoy*	8,415	1,700	3,506	3,209	11,724	2,626	2,865	2,438	3,795
	34,309	8,961	12,478	12,870	44,799	9,917	9,908	12,397	12,577
Nickel (tonnes)
Aguablanca	5,705	1,784	1,960	1,961	8,136	2,179	2,155	1,954	1,848
* Includes payable metal in sales of ore by Galmoy.

Cash Cost Overview
	Cash cost / lb (US cents)		Cash cost / lb (local currency)

	Q3 2009	Q3 2008	Q3 2009	Q3 2008
Neves-Corvo (Local in € cents)
Gross cost	123	120	83	81
By-product **	(2)	(14)	(2)	(9)
Net Cost	121	106	81	72
Zinkgruvan (Local in SEK)
Gross cost	79	81	566	519
By-product **	(59)	(46)	(430)	(292)
Net Cost	20	35	136	227
Aguablanca (Local in € cents)
Gross cost	812	716	569	477
By-product **	(313)	(222)	(220)	(149)
Net Cost	499	494	349	328
**By-product is after related TC/RC

Neves-Corvo Mine

Neves-Corvo is an underground mine, 100 km north of Faro, Portugal, in the western part of the Iberian Pyrite Belt. The mine has been a significant producer of copper since 1989 and in 2006 commenced treating zinc ores. The mining and processing of zinc-rich ores was suspended in November 2008 pending an improvement in zinc prices. The zinc facility was converted to treat copper ore.

Operating Statistics
	YTD	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
	2009	2009	2009	2009	2008	2008	2008	2008	2008

Ore mined, copper (tonnes)	1,876,123	619,567	620,155	636,401	2,395,516	674,207	573,766	577,980	569,563
Ore mined, zinc (tonnes)	-	-	-	-	407,046	34,509	106,488	138,728	127,321
Ore milled, copper (tonnes)	1,936,967	642,605	622,822	671,480	2,409,966	675,599	550,182	588,875	595,310
Ore milled , zinc (tonnes)	-	-	-	-	398,985	42,864	114,556	126,669	114,896
Grade per tonne
Copper (%)	3.9	3.6	4.3	3.9	4.3	4.0	4.7	4.1	4.4
Zinc (%)	-	-	-	-	7.3	7.7	7.6	7.5	6.6
Recovery
Copper (%)	85	84	84	86	86	87	85	85	87
Zinc (%)	-	-	-	-	78	78	78	79	77
Concentrate grade
Copper (%)	24.8	24.5	25.0	24.8	24.3	24.4	24.5	24.4	23.8
Zinc (%)	-	-	-	-	49.2	48.9	49.0	49.7	48.8
Production- tonnes (metal contained)
Copper	64,312	19,756	22,189	22,367	89,026	23,297	22,291	20,726	22,712
Zinc	208	208	-	-	22,567	2,598	6,758	7,419	5,792
Silver (oz)	529,156	164,554	168,072	196,530	926,740	232,252	233,077	218,674	242,737
Sales ($000s)	284,987	107,757	103,818	73,412	497,936	15,501	119,698	193,575	169,162
Operating earnings ($000s)[1]	156,742	66,874	54,645	35,223	291,829	(20,228)	62,639	125,880	123,538
Cash cost (€ per pound)[2]	0.80	0.81	0.80	0.78	0.73	0.79	0.72	0.74	0.67
Cash cost ($ per pound) [2]	1.10	1.21	1.10	1.01	1.07	1.05	1.06	1.15	1.02

Operating Earnings1

Operating earnings of $66.9 million were $4.3 million above the same period in 2008. Lower sales volume ($34 million earnings effect) and lower copper prices ($28 million earnings effect) were more than offset by the difference in price adjustments between quarters. The lower sales volume reflects: the suspension of zinc mining; timing of shipping at quarter end; and lower production. Copper prices remain significantly below the same period in 2008.

The improvement over the previous quarter (Q2 ’09) relates to improved metal prices ($24 million) offset by lower sales volume ($10 million).

Production

Copper production was down owing to lower head-grade and a scheduled annual maintenance stop. Lower average head-grade reflects lower production from the high-grade Corvo mining area following a fall of ground in one of the planned bench stopes. Production is expected to return to typical levels in the fourth quarter. In the higher price environment, Neves-Corvo continues to mine lower-grade, out of reserve ores, and this is also accounting for some of the observed decrease in average head-grades.

The zinc facility did not operate during Q3 to allow completion of various tie-ins required for works associated with the expansion of this plant to produce a nominal 50,000 tonnes per annum of zinc commencing in 2011. It is planned to restart this plant to process mixed ores from November.

First zinc production was registered from the RC circuit in the copper plant.

_____________________________________________
1 Operating earnings is a Non-GAAP measure defined as sales, less operating costs, accretion of ARO and other provisions, selling, general and administration costs and stock-based compensation. See page 26 of this MD&A for discussion of Non-GAAP measures.
2 Cash cost per pound of payable copper sold is the sum of direct cash costs and inventory changes less by-product credits. See Non-GAAP Performance Measures on page 26 of this MD&A.

Cash Costs1

Cash costs per pound of copper have increased $0.16 compared to the same quarter in 2008. A reduction in by-product credits ($0.12/lb), higher treatment charges ($0.06/lb) and an increase in costs ($0.02/lb), related to lower production and the maintenance stop, were only partly offset by more favourable exchange rates ($0.06/lb) .

Neves-Corvo Zinc Expansion Project

During the quarter, the zinc expansion project at Neves-Corvo, designed to produce a minimum of 50,000 tonnes per annum of zinc from existing orebodies, was re-started and is advancing on schedule and on budget. Production is expected to build up from early 2011 reaching full production rates during the third quarter 2011. The estimated cost of the project is €43 million.

1 Cash cost per pound of payable copper sold is the sum of direct cash costs and inventory changes less by-product credits. See Non-GAAP Performance Measures on page 26 of this MD&A.

Zinkgruvan Mine

The Zinkgruvan mine is located approximately 250 km south-west of Stockholm, Sweden. Zinkgruvan has been producing zinc, lead and silver on a continuous basis since 1857. The operation consists of an underground mine and processing facility with associated infrastructure and a present nominal production capacity of 1 million tonnes of ore throughput.

Operating Statistics
	YTD	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
	2009	2009	2009	2009	2008	2008	2008	2008	2008

Ore mined (tonnes)	720,679	205,955	252,971	261,753	900,387	250,638	193,953	212,156	243,640
Ore milled (tonnes)	759,395	225,097	276,747	257,551	895,024	226,167	204,096	237,114	227,647
Grade per tonne
Zinc (%)	7.3	6.5	7.0	8.3	7.9	7.2	8.3	7.5	8.5
Lead (%)	4.0	3.8	3.8	4.4	4.3	3.8	4.0	4.8	4.5
Recovery
Zinc (%)	92	91	92	93	93	93	94	93	94
Lead (%)	85	85	85	86	86	84	87	88	86
Concentrate grade
Zinc (%)	52.7	52.7	53.0	52.4	53.2	53.5	53.4	53.0	53.0
Lead (%)	74.4	72.8	74.9	75.3	76.7	77.2	76.3	76.2	77.2
Production – tonnes (metal contained)
Zinc	51,370	13,439	17,896	20,035	65,631	15,036	15,844	16,552	18,199
Lead	25,894	7,261	8,972	9,661	33,075	7,291	7,043	9,959	8,782
Silver (oz)	1,356,003	414,555	480,077	461,371	1,694,566	373,769	370,932	534,193	415,672
Sales ($000s)	85,114	29,800	34,925	20,389	123,508	11,064	29,745	34,066	48,633
Operating earnings ($000s)[1]	42,273	16,123	17,841	8,309	57,237	(2,137)	11,437	14,806	33,131
Cash cost (SEK per pound)[2]	2.08	1.36	2.05	2.58	2.02	3.06	2.27	2.03	1.09
Cash cost ($ per pound)[2]	0.26	0.20	0.26	0.31	0.30	0.40	0.35	0.33	0.18

Operating Earnings1

Operating earnings of $16.1 million were $4.7 million above the same period in 2008. Metal prices remain similar to the same quarter last year however the difference in price adjustments between the quarters explains the increase in earnings. Lower sales volume and higher costs were offset by improved exchange rates although none of these items were very material.

Production

Zinc production was down owing to lower throughput, lower head-grade and the consequent lower recoveries. The lower grade reflects an increase in dilution, largely related to localized-faulting in the hanging walls of 2 stopes in the Burkland area. This also forced a change in mining sequence that affected tonnages and brought lower grade material into the schedule. Grades in Q4 are expected to improve as dilution decreases with modifications in drill-charging-blast practices. An annual maintenance closure was brought forward to minimize lost production and processing of an intermediate product minimized the disruption to lead production.

Cash Costs2

Cash costs per pound of zinc have decreased $0.15 compared to the same quarter in 2008. Improved byproduct credits ($0.13/lb) and more favourable exchange rates ($0.08/lb) were partially offset by the higher cost per lb of zinc resulting from treating lower grade material ($0.05/lb).

Copper Project

The Copper Project remains within budget and is on track for first copper production in the second quarter of 2010.

______________________________________________________
1 Operating earnings is a Non-GAAP measure defined as sales, less operating costs, accretion of ARO and other provisions, selling, general and administration costs and stock-based compensation. See page 26 of this MD&A for discussion of Non-GAAP measures.
2 Cash cost per pound of payable zinc sold is the sum of direct cash costs and inventory changes less by-product credits. See Non-GAAP Performance Measures on page 26 of this MD&A.

Aguablanca Mine

The Aguablanca nickel-copper mine is located in the province of Badajoz, 80 km by road to Seville, Spain, and 140 km from a major seaport at Huelva. The operations consist of an open pit mine and an on-site processing facility (milling and flotation) with a present nominal production capacity of 1.8 m tonnes per annum.

Operating Statistics
	YTD	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
	2009	2009	2009	2009	2008	2008	2008	2008	2008

Ore mined (tonnes)	1,068,277	361,676	389,364	317,237	1,794,089	480,663	461,477	444,720	407,229
Ore milled (tonnes)	1,449,500	478,474	486,931	484,095	1,825,212	492,681	475,893	451,265	405,373
Grade per tonne
Nickel (%)	0.5	0.5	0.5	0.5	0.6	0.6	0.6	0.5	0.6
Copper (%)	0.4	0.4	0.5	0.4	0.4	0.4	0.4	0.4	0.4
Recovery
Nickel (%)	76	75	77	78	80	79	81	80	81
Copper (%)	91	91	91	89	93	94	93	93	92
Concentrate grade
Nickel (%)	6.6	6.7	6.6	6.3	7.0	7.1	7.0	6.9	7.0
Copper (%)	6.1	6.0	6.1	6.1	6.1	5.9	6.1	6.5	5.9
Production-tonnes (metal contained)
Nickel	5,705	1,784	1,960	1,961	8,136	2,179	2,155	1,954	1,848
Copper	5,271	1,595	1,803	1,873	7,071	1,796	1,878	1,849	1,548
Sales ($000s)	83,890	30,281	34,376	19,233	120,280	8,917	24,194	35,864	51,305
Operating earnings ($000s)[1]	30,947	11,696	18,468	783	22,231	(13,927)	4,737	2,887	28,534
Cash cost (€ per pound)[2]	3.25	3.49	3.57	2.77	3.76	3.86	3.28	3.23	4.80
Cash cost ($ per pound)[2]	4.44	4.99	4.89	3.62	5.50	5.07	4.94	5.01	7.24

Operating Earnings1

Operating earnings of $11.7 million were $7.0 million above the same period in 2008. The increase is attributable to price and price adjustments ($10.0 million earnings effect) and favourable exchange rates ($0.9 million earnings effect). This was partially offset by lower sales volumes ($1.7 million earnings effect) and higher unit costs ($2.2 million earnings effect).

Production

Nickel and copper production was down owing to lower recoveries and a slight fall in grade. Mill throughput was above last year while mined tonnage was lower than in previous quarters, as partially oxidized surface ore stockpiles were blended with ROM production. The use of oxidized ore lowered recoveries. Oxidized ore stocks are expected to be exhausted during the fourth quarter and, as has been announced, the mine is returning to full production.

Cash Costs2

Cash costs per pound of nickel increased $0.05 compared to the same quarter in 2008. An increase in by-product credits ($0.90/lb) and favourable exchange rates ($0.20/lb) were offset by increased TC/RC ($0.95/lb) and higher unit costs ($0.20/lb) associated with lower metal production from treating oxidized ores. Aguablanca’s present smelter contract has a high level of price participation and hence the large increase in TC/RC. This contract is expected to finish in Q2 2010.

____________________________________________
1 Operating earnings is a Non-GAAP measure defined as sales, less operating costs, accretion of ARO and other provisions, selling, general and administration costs and stock-based compensation. See page 26 of this MD&A for discussion of Non-GAAP measures.
2 Cash cost per pound of payable nickel sold is the sum of direct cash costs and inventory changes less by-product credits. During 2008, the numbers reported for cash cost per pound included royalties. In 2009, the Company amended the calculation to remove royalties, as defined in the Brook Hunt model, which is consistent with the method used in the Company’s other operations.

Galmoy Mine

The Galmoy underground zinc mine is located in south-central Ireland in County Kilkenny and is approximately 30 km to the northwest of the city of Kilkenny. Operational mining ceased in May 2009 and milling ceased in June 2009.

Operating Statistics

	YTD	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
	2009	2009	2009	2009	2008	2008	2008	2008	2008

Ore mined (tonnes)	172,903	-	68,673	104,230	494,860	115,746	131,114	119,590	128,410
Ore milled (tonnes)	190,871	-	85,533	105,338	496,953	122,394	112,776	131,768	130,015
Grade per tonne
Zinc (%)	17.7	-	19.8	16.8	13.5	14.5	14.1	12.8	12.9
Lead (%)	5.0	-	5.5	4.9	3.5	3.3	3.8	2.9	4.1
Recovery
Zinc (%)	82	-	83	81	83	83	85	83	82
Lead (%)	68	-	74	63	67	65	67	64	71
Concentrate grade
Zinc (%)	52.3	-	53.0	51.5	52.5	52.4	51.8	53.4	52.3
Lead (%)	68.0	-	70.3	65.7	65.2	66.3	65.8	65.7	63.7
Production- tonnes (metal contained)
Zinc	28,312	4*	14,066	14,242	55,952	14,772	13,470	14,016	13,694
Lead	6,715	-	3,506	3,209	11,724	2,626	2,865	2,438	3,795
Silver	56,044	-	24,596	31,448	134,120	20,546	27,124	27,344	59,106
Zinc from ore sales**	3,000	3,000
Lead from ore sales**	1,700	1,700
Sales ($000s)	35,295	3,242	21,707	10,346	69,831	7,938	15,549	19,539	26,805
Operating earnings ($000s)[1]	12,107	2,007	9,406	694	(7,218)	(20,347)	1,570	2,005	9,554
Cash cost (€ per pound)[2]	0.35	-	0.26	0.43	0.48	0.52	0.44	0.49	0.45
Cash cost ($ per pound)[2]	0.47	-	0.35	0.56	0.70	0.69	0.66	0.76	0.69

*	Final production adjustment
**	Estimated production from ore treated at an adjoining mine

Operating Earnings1

Galmoy generated operating earnings of $2.0 million for the quarter as a result of the sale of high-grade ore to an adjoining mine for processing. Following this successful trial, the Company is investigating the potential for further sales of residual high-grade reserves.

Production

A test batch of approximately 18,000 tonnes of high grade ore was treated at an adjoining mine yielding 3,000 tonnes of zinc metal and 1,700 tonnes of lead metal.

Closure Costs

The mine closure at Galmoy is progressing as planned and restricted cash on hand has been assessed to be sufficient to meet these obligations. Galmoy is expected to be cash neutral for the year.

_______________________________________
1 Operating earnings is a Non-GAAP measure defined as sales, less operating costs, accretion of ARO and other provisions, selling, general and administration costs and stock-based compensation. See page 26 of this MD&A for discussion of Non-GAAP measures.
2 Cash cost per pound of payable zinc sold is the sum of direct costs and inventory changes less by-product credits. See page 26 for discussion of Non-GAAP Performance Measures.

Project Highlights

Tenke Fungurume Copper/Cobalt Project (Lundin 24.75%, FCX 57.75%, Gécamines 17.5%)

Lundin Mining holds an effective 24.75% equity interest (30% funding obligation) in the Tenke Fungurume copper and cobalt mining concessions in the Katanga province of the Democratic Republic of Congo (DRC). Freeport McMoRan Copper and Gold Inc. (“FCX”) holds an effective 57.75% interest and is the operator of the mine. Construction activities are substantially complete on Phase 1 and the first copper cathode was produced in March 2009. The cobalt plant and sulphuric acid plant began commissioning in the third quarter and production is being ramped up as start up issues are addressed. Start up of copper cathode production has been ahead of expectations. By the end of the third quarter, the copper circuit had achieved targeted rates. FCX expects the mine to be producing at commercial production rates equivalent to full annual capacity of 115,000 tonnes of copper cathode and approximately 8,000 tonnes of cobalt by year end. During the quarter, Tenke produced approximately 24,000 tonnes of copper and 640 tonnes of cobalt. Approximately 18,000 tonnes of copper cathode was sold in the quarter and full year copper sales are expected to approximate 55,000 tonnes.

2009 drilling activities were substantially completed by the beginning of the third quarter and assaying and subsequent reserve modeling progresses for the numerous deposits under study with the intent to provide an annual update in the first quarter 2010. Expansion planning progressed towards mobilization of a first expansion feasibility study expected to commence prior to year end which would include optimizing the current plant and potentially increasing capacity by 50 percent. The expansion study includes optimizing the current plant and potentially increasing capacity by 50 percent. During the third quarter of 2009, the Company made cash contributions of $24.3 million (total year to date – $53.7 million) to the Tenke Fungurume Project for working capital, Phase II expansion related drilling and studies and sustaining capital (equipment replacement). FCX is funding the Company’s proportionate share of remaining Phase I construction completion costs under an excess overrun cost (“EOC”) facility. The Company was protected from cost overruns on the initial Phase I project capital cost, whereby FCX funds certain excess cost overruns through the EOC facility which is structured as loans to the joint venture. The total amount of the EOC facility as at September 30, 2009 is $216.6 million on a project to date basis.

Company funding of Tenke during 2009 is estimated to be around $60 million including Lundin Mining’s share of: working and sustaining capital; Phase II exploration; on-going expansion studies; and its pro-rata portion of the next stage of asset purchase transfer payments to Gécamines. Revised working capital estimates are greater than originally projected, reflecting protracted completion of the acid and SO2 plants and related commissioning of final components of the cobalt processing facility and revisedestimates of working capital requirements for inventories and receivables. FCX and the Company are continuing to work cooperatively with the DRC government to resolve the ongoing contract review process. The Company believes its agreements are fair and equitable, comply with Congolese law and are enforceable without modifications. The review process has not affected current operations. FCX, as operator, has the lead role in the discussions with the government.

Exploration Highlights

Portugal

Neves-Corvo Mine Exploration (Copper, Zinc)

Drilling during the quarter has: expanded the new “Lombador Mid” zone of copper mineralization previously intercepted; extended the Lombador East zinc-copper deposit 100 metres farther down-dip; and discovered a new zone of zinc mineralization in this Lombador East extension.

Drilling in the Lombador Mid zone continues to intercept high-grade copper and zinc mineralisation in thicknesses of 20 to 30 metres. Testing is continuing in this area which is seen as having further potential.

Step-outs down-dip from the thick, high-grade Lombador East zinc-copper deposit also continue to return good massive sulphide intercepts and electro-magnetic geophysical data suggests that the massive sulphide lens continues down-dip and to the southeast, well beyond this currently deepest intersection.

Exploration drilling will continue in the fourth quarter focusing primarily on copper targets in the Lombador Mid and North areas.

Iberian Pyrite Belt Regional Exploration (Copper, Zinc)

On September 16, 2009, an exclusive joint venture option agreement was entered into with Metallica Mining ASA to explore for copper-zinc massive sulphide deposits within five regional exploration licenses that cover a prospective area of 2,189 sq. km, representing most of the Portuguese side of the Iberian Pyrite belt. The Neves-Corvo mine concession and a perimeter area are excluded from this agreement. The Company retains a back-in right to participate in future discoveries.

Ireland

Clare JV Project (Zinc, Lead, Silver)

Exploration activity in Ireland was largely restricted to the Clare JV property in south-western Ireland which is subject to a joint venture option agreement with Belmore Resources. Drilling results are considered encouraging and four drill rigs will continue throughout the fourth quarter.

Disclosures of a scientific or technical nature in respect of exploration results were prepared as follows: (Neves Corvo) Bob Carmichael P.Eng. and (Clare JV) Alain Chevalier EurGeol, both of whom are “Qualified Persons” as defined in NI 43-101.

Metal Prices, LME Inventories and Smelter Treatment and Refining Charges

		Three months ended Sept 30			Nine months ended Sept 30
(Average LME Prices)		2009	2008	Change	2009	2008	Change
Copper	US$/pound	2.65	3.49	-24%	2.11	3.61	-41%
	US$/tonne	5,840	7,693	-24%	4,663	7,966	-41%
Lead	US$/pound	0.87	0.87	1%	0.70	1.07	-35%
	US$/tonne	1,925	1,912	1%	1,535	2,366	-35%
Zinc	US$/pound	0.80	0.80	-1%	0.67	0.95	-30%
	US$/tonne	1,757	1,773	-1%	1,472	2,099	-30%
Nickel	US$/pound	7.99	8.61	-7%	6.23	11.09	-44%
	US$/tonne	17,614	18,980	-7%	13,737	24,443	-44%

Spot treatment charges for copper concentrates continued to decrease during the third quarter 2009. The average spot treatment charge was $16 per dmt (Q2’09: $29) with a refining charge of $0.016 per payable pound of copper contained (Q2’09: $0.029). During September the treatment and refining charges increased slightly and reached $18 per dmt (TC) and $0.018 per payable pound of copper contained (RC). The main reason for the increase in the TC and RC is a slowdown in spot activity in China due to the unfavourable arbitrage between the SHFE (Shanghai Future Exchange) prices and the LME (London Metal Exchange) quotes and the upcoming Chinese holiday season.

The disappearance of the arbitrage between the zinc price on the LME and on the SHFE has put an upward pressure on spot TCs in China. Spot treatment charges in China ended the quarter at $190 per dmt on a delivered basis compared to $120 at the end of the second quarter 2009. During the third quarter of 2009 the spot market for lead concentrates in China remained tight. However, during August several Chinese lead smelters were forced to close or reduce production due to environmental reasons which led to a slight reduction in demand for lead concentrates and spot treatment charges in China ended the quarter at $50 per dmt compared to $25 per dmt at the end of the first quarter 2009.

The Company’s nickel concentrates are sold under multi-year contracts at fixed terms.

Liquidity and Financial Condition

Cash Reserves

Net debt as at September 30, 2009 of $132.2 million was up from $110.7 million at the end of the previous quarter and compared to $145.5 million at December 31, 2008. The Company defines net debt to be available unrestricted cash less financial debt, including capital leases and other debt-related obligations.

Cash and cash equivalents decreased by $104.5 million to $65.2 million as at September 30, 2009 from $169.7 million at December 31, 2008. Net proceeds of $148.8 million from the bought deal financing in April 2009 and operating cash inflow of $41.7 million (after $68.1 million of cash outflows related to the settlement of sales for which provisional payments had been previously received), were offset by the following outlays of cash:

  $93.6 million in investment in mineral property, plant and equipment;

  $53.7 million for Tenke funding;

  $21.0 million incurred on the disposal of Aljustrel, pursuant to terms of the purchase and sale agreement; and

  $119.6 million for debt repayment.

As at December 31, 2008, the Company was not in compliance with the tangible net worth covenant under its $575 million revolving line of credit facility.

On July 6, 2009, the Company completed the restructuring of its credit facility by establishing a three year fully revolving credit facility for US$225 million, the terms of which include:

  Interest at LIBOR plus 4.5% until March 2010 and from April 2010 at LIBOR plus 3.5% to 4.5% depending upon the leverage ratio at the Company; and

  Financial covenants customarily required for a revolving–term facility, including minimum tangible net work, interest coverage ratio and leverage ratio.

The Company is now in compliance with all requirements under the agreement.

The total outstanding on the facility at September 30, 2009 is $146.3 million (excluding a letter of credit of $11.4 million).

Working Capital

At September 30, 2009, there is working capital of $78.2 million, compared to a deficiency of $215.3 million at December 31, 2008. The improvement in working capital results from: the successful restructuring of the credit facility and the related re-classification of the $210.2 million obligation under the facility to long-term liability; the reduction in accounts payable and accrued liabilities since the prior year end; and an increase in receivables values which were very low at year end owing to low metal prices. The receipt of proceeds from the equity financing, as discussed above, increased cash and aided the reduction in current liabilities.

Deferred Revenues

The Company has agreements with Silver Wheaton Minerals in respect of Zinkgruvan and Neves-Corvo, to sell all future silver production at a price of $3.90/oz or the market price if it is less than $3.90/oz. The agreement for Zinkgruvan production is periodically adjusted for inflation. The up-front payments received have been deferred and are realized on the statement of operations when the actual deliveries of silver occur.

Shareholders’ Equity

Shareholders’ equity was $2.9 billion at September 30, 2009, compared to $2.6 billion at December 31, 2008. Share capital was increased by the proceeds of the equity issuance of $148.8 million. Differences that result from the translation of the Company’s Iberian and Swedish net assets into US dollars will result in increases and decreases to the Company’s translated net assets, depending on the strength of the US dollar when compared to the Euro or SEK. These variances related to translation are recorded in Other Comprehensive Income. Translation differences resulted in an increase in other comprehensive income of $84.2 million for the nine month period ended September 30, 2009.

Off-Balance Sheet Financing Arrangements

During the quarter, an additional $21.4 million was contributed to the Tenke Fungurume Project under the EOC facility (see details on page 18 of this MD&A), bringing the total advanced under the facility to $216.6 million as at September 30, 2009.

Outstanding receivables (provisionally valued) as of September 30, 2009

		Valued at	Valued at
Metal	Tonnes payable	$ price per tonne	$ price per lb
Copper	15,720	6,157	2.79
Zinc	12,875	1,856	0.84
Lead	14,032	1,869	0.85
Nickel	2,443	17,884	8.11

Changes in Accounting Policies

International Financial Reporting Standards ("IFRS")

The Canadian Accounting Standard Board (“AcSB”) confirmed in February 2008 that IFRS will replace Canadian GAAP (“GAAP”) for publicly accountable enterprises for financial periods beginning on and after January 1, 2011. The Company’s first mandatory filing under IFRS, which will be the first quarter of 2011, will contain IFRS-compliant financial statements on a comparative basis, as well as reconciliations for that quarter and as at the January 1, 2010 transition date. Although IFRS uses a conceptual framework similar to GAAP, there are significant differences in recognition, measurement and disclosure.

The Company’s conversion plan has three phases which are design and planning, assess and quantify and implementation.

During the design and planning phase, the Company established a core team which have developed a detailed change-over conversion plan which marks key milestones and deliverables which will enable the Company to track its progress in order to complete the transition to IFRS. A steering committee has also been put in place to oversee the progress of the IFRS project. In 2008, the Company also undertook an IFRS diagnostic study with a view to assessing the impact of the transition to IFRS. This diagnostic study revealed that there were a number of key accounting areas where IFRS differs from current GAAP and also identified alternatives in those and other key accounting areas. The IFRS diagnostic study also identified key system and business process areas that needed to be addressed as part of the ongoing conversion project.

During the third quarter of 2009, the Company made the following progress on the key elements of its changeover plan:

  The Company has commenced its detailed review and assessment of IFRS standards, and has preliminarily identified those which it believes will have the most material impact on the Company, including IFRS 1 elections.

  An external advisor has been engaged to assist in the IFRS conversion project.

  Development of IFRS expertise. The project team has received in-depth training during the quarter, and has begun to provide training for field staff. IFRS training is also being scheduled for the members of the Company’s Audit Committee and other Board members to supplement self learning material already provided.

  The impact of the transitioning to IFRS is being communicated trough the Company, including to the various international sites.

During the remainder of 2009, the Company will complete the next phase of its conversion plan, whereby the Company will perform detailed assessments and technical analysis that will result in the understanding of potential impacts, aid decisions on accounting policy choices and assist in the drafting of accounting policies. In addition, this will result in identifying resource and training requirements, processes for preparing financial statements, establishing IT system requirements and preparing detailed transition plans.

The overall responsibility for the implementation and success of the Company’s change-over conversion plan rests with the Company’s senior financial management who report to and are overseen by the Company’s Audit Committee.

The Company continues to monitor standards development as issued by the International Accounting Standards Board and the Canadian Institute of Chartered Accountants Accounting Standards Board, as well as regulatory developments as issued by the Canadian Securities Administrators, which may affect the timing, nature or disclosure of the Company’s adoption of IFRS.

New Accounting Standards

Effective January 1, 2009 the Company has adopted the following CICA accounting standards:

EIC-173 – Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued an Emerging Issues Committee (“EIC”) Abstract on Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, EIC-173. This EIC discusses how an entity’s own credit risk and the credit risk of the counterparty should be taken into account when determining the fair value of financial assets and financial liabilities, including derivative instruments. Adoption of this standard did not have any material effect on the financial statements.

EIC-174 – Mining Exploration Costs

In March 2009, the CICA issued EIC-174 on Mining Exploration Costs. This EIC provides guidance on the accounting and the impairment review of mining exploration costs. Adoption of this standard did not have any material effect on the financial statements.

Section 3855 – Financial Instruments

Assessment of embedded derivatives upon reclassification

The CICA amended Section 3855 to clarify that, upon reclassification of a financial instrument out of the trading category, an assessment of whether an embedded derivative is require to be bifurcated must be completed. In addition, the amendment prohibits the reclassification of a financial instrument out of trading when the derivative embedded in the financial instrument cannot be separately measured from the host contract. The amendment is applicable to all reclassification occurring after July 1, 2009. Adoption of this standard did not have any material effect on the financial statements.

Financial asset measurement categories and impairment

In August 2009, the CICA issued amendments to Section 3855. The amendments changed the definition of a loan such that certain debt securities may be classified as loans if they do not have a quoted price in an active market and the Company does not have the intent to sell the security immediately or in the near term. As a result, debt securities classified as loans will be assessed for impairment using the incurred credit loss model of Section 3025 to reduce the carrying value of a loan to its estimated realizable amount. Loan impairment accounting requirements are also applied to held-to-maturity financial assets as a result of the amendments. Debt securities that are classified as AFS continue to be written down to their fair-value when the impairment is considered to be other-than-temporary. However, the impairment loss can be reversed if the fair value substantially increases and the increase can be objectively related to an event occurring after the impairment loss was recognized. Adoption of this standard did not have any material effect on the financial statements.

Critical Accounting Estimates

The application of certain accounting policies requires the Company to make estimates based on assumptions that may be undertaken at the time the accounting estimate is made. The Company’s accounting policies are described in Note 3 of the annual consolidated financial statements for the year ended December 31, 2008. For a complete discussion of accounting estimates deemed most critical by the Company, refer to the Company’s 2008 annual MD&A dated February 25, 2009.

Managing Risks

Risks and Uncertainties

The operations of Lundin Mining involve certain significant risks, including but not limited to credit risk, foreign exchange risk and derivative risk. For a complete discussion of the risks, refer to the Company’s 2008 Annual Information Form, available on the SEDAR website, www.sedar.com.

Current Global Financial Condition

Current global financial conditions have been subject to increased volatility, with numerous financial institutions having either gone into bankruptcy or having to be rescued by government authorities. Access to financing has been negatively impacted by both sub-prime mortgages in the United States and elsewhere and the liquidity crisis affecting the asset-backed commercial paper market. As such, the Company is subject to counterparty risk and liquidity risk. The Company is exposed to various counterparty risks including, but not limited to: (i) through the Company’s lenders; (ii) through financial institutions that hold the Company’s cash, and (iii) through the Company’s insurance providers.

The Company is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. If increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted.

Country Risk

The Corporation has significant investment in properties located in the Democratic Republic of Congo (DRC). The carrying value of these properties and the ability to advance development plans may be adversely affected by political instability and legal and economic uncertainty that might exist in the DRC. The risks that may adversely affect the Company’s investment include: political unrest; labour disputes; invalidation of governmental orders, permits, agreements or property rights; risk of corruption including violations under U.S. and Canadian foreign corrupt practices statutes; military repression; war; civil disturbances; criminal and terrorist actions; arbitrary changes in laws, regulations, policies, taxation, price controls and exchange controls; delays in obtaining or the inability to obtain necessary permits; opposition to mining from environmental or other non-governmental organizations; limitations on foreign ownership; limitations on the repatriation of earnings; limitations on mineral exports; and high rates of inflation and increased financing costs. These risks may limit or disrupt the Company’s projects, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation. There can be no assurance that the Company’s assets will not be subject to nationalization, requisition or confiscation, whether legitimate or not.

Outstanding Share Data

As at October 26, 2009, the Company had 579,574,131 common shares issued and outstanding, and 9,478,894 stock options and 171,360 stock appreciation rights outstanding under its stock-based incentive plans.

Non-GAAP Performance Measures

The Company uses certain performance measures in its analysis. These performance measures have no meaning within Canadian Generally Accepted Accounting Principles (“GAAP”) and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. The following are Non-GAAP measures that the Company uses as key performance indicators.

  Operating earnings
  “Operating earnings” is a performance measure used by the Company to assess the contribution by mining operations to the Company’s net earnings or loss. Operating earnings is defined as sales, less operating costs, accretion of asset retirement obligations and other provisions, selling, general and administration costs and stock-based compensation. The operating earnings are shown on the statement of operations as “Income from continuing operations before undernoted”.

  Cash cost per pound
  Zinc, copper and nickel cash costs per pound are key performance measures that management uses to monitor performance. Management uses these statistics to assess how well the Company’s producing mines are performing compared to plan and to assess overall efficiency and effectiveness of the mining operations.
  Lundin provides cash cost information as it is a key performance indicator required by users of the Company’s financial information in order to assess the Company’s profit potential and performance relative to its peers. The cash cost figure represents the total of all cash costs directly attributable to the related mining operations after the deduction of credits in respect of by-product sales. Cash cost is not a GAAP measure and, although it is calculated according to accepted industry practice, the Company’s disclosed cash costs may not be directly comparable to other base metal producers. By-product credits, are an important factor in determining the cash costs. The cost per pound experienced by the Company will be positively affected by rising prices for by-products and adversely affected when prices for these metals are falling.

Cash costs can be reconciled to the Company’s operating costs as follows:

Reconciliation of unit cash costs of payable copper, zinc and nickel metal sold to the consolidated statements of operations

	Quarter ended September 30, 2009				Quarter ended September 30, 2008
	Total Tonnes Sold	Pounds (000s)	Cost $/lb	Cash Operating Costs (000s)	Total Tonnes Sold	Pounds (000s)	Cost $/lb	Cash Operating Costs (000s)

Operation
Neves Corvo (cu)	17,236	37,999	1.21	45,979	23,087	50,898	1.06	53,952
Zinkgruvan (zn)	11,167	24,619	0.20	4,924	14,279	31,480	0.35	11,018
Aguablanca (ni)	1,616	3,563	4.99	17,779	1,822	4,017	4.94	19,844
Galmoy (zn)	3,032	6,684	0.08	535	10,894	24,017	0.66	15,851
Storliden (zn)	-	-	-	-	846	1,865	0.12	224
				69,217				100,889
Add: By-product credits				27,798				37,641
Treatment costs				(26,378)				(33,195)
Royalties and other				618				4,852
Total Operating Costs				71,255				110,187

	Nine months ended September 30, 2009				Nine months ended September 30, 2008
	Total Tonnes Sold	Pounds (000s)	Cost $/lb	Cash Operating Costs (000s)	Total Tonnes Sold	Pounds (000s)	Cost $/lb	Cash Operating Costs (000s)

Operation
Neves Corvo (cu)	59,621	131,442	1.10	144,586	63,644	140,311	1.08	151,536
Zinkgruvan (zn)	45,959	101,322	0.26	26,344	44,586	98,295	0.28	27,523
Aguablanca (ni)	5,427	11,964	4.44	53,120	5,275	11,629	5.67	65,936
Galmoy (zn)	27,586	60,817	0.39	23,719	33,608	74,093	0.70	51,865
Storliden (zn)	-	-	-	-	5,956	13,131	(0.05)	(657)
				247,769				296,203
Add: By-product credits				83,839				149,400
Treatment costs				(97,754)				(119,028)
Royalties and other				7,660				25,254
Total Operating Costs				241,514				351,829

Management’s Report on Internal Controls

Management’s Report on Disclosure Controls and Procedures

Management of the Company, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, is responsible for the design and operations of disclosure controls and internal control over financial reporting. There have been no changes in the Company’s disclosure controls and procedures during the three months ended September 30, 2009.

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no changes in the Company’s internal control over financial reporting during the three months ended September 30, 2009 that have materially affected, or is reasonably likely to materially affect, the internal control over financial reporting.